Exhibit 99.1

JMU Limited Reports Unaudited Second Quarter 2018 Financial Results

SHANGHAI, Aug. 22, 2018 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the three months ended June 30, 2018.

Second Quarter 2018 Highlights

•	Revenues in the second quarter of 2018 were $26.3 million, representing an increase of 27.7% from $20.6 million in the second quarter of 2017.

•	Gross profit was $246 thousand in the second quarter of 2018, improved from $134 thousand in the second quarter of 2017.

•	B2B online platform recorded gross billings of RMB2.4 billion (US$377 million) in the second quarter of 2018, measured in terms of gross merchandise value ("GMV"), increasing 2.1% from gross billings of RMB2.4 billion (US$347 million) in the second quarter of 2017.

•	Active customer accounts were 34,015 as of June 30, 2018, increasing 3.8% from 32,775 as of the end of the second quarter of 2017.

•	Third-party sellers on the Company's online marketplace decreased to 14,364 compared to 16,170 as of the end of the second quarter of 2017.

Ms. Xiaoxia Zhu, Chairperson and Chief Executive Officer commented, "During the second quarter of 2018, our gross profit grew by 83.6% on a revenue increase of 27.7% compared to the same period last year. Our growth was driven by higher order volumes from our customers after we optimized our source suppliers and introduced our Ready-to-Cook and Ready-to-Eat products through our new food material initiative. We will continue to strategically develop this higher-margin new food material initiative during the rest of 2018 through collaborations with quality OEMs and promotions across both online and offline channels. With more products added to our diversified product portfolio, we further bring value-added services to our customers by helping improve operational efficiency and lowering recipe development costs for their businesses. For the second half of 2018, we will also focus on our source supplier expansion to create an innovative multi-supplier marketplace for restaurant owners in this rapidly growing industry in China."

Second Quarter 2018 Financial Performance

Revenues were $26.3 million for the second quarter of 2018, representing an increase of 27.7% from $20.6 million in the second quarter of 2017. The growth of revenue in the second quarter of 2018 was mainly due to the increase in order volumes.

Cost of revenues was $26.0 million for the second quarter of 2018, increasing 27.3% from $20.4 million in the second quarter of 2017, which was generally in line with the growth of the Company's revenues.

Gross profit for the second quarter of 2018 was $246 thousand, representing an increase of 83.6% from $134 thousand in the second quarter of 2017.

Selling and marketing expenses in the second quarter of 2018 decreased 39.3% to $2.3 million from $3.8 million in the second quarter of 2017. As a percentage of total revenue, selling and marketing expense was 8.9% and 18.6% in the second quarter of 2018 and the same period of 2017, respectively.

General and administrative expenses in the second quarter of 2018 were $701 thousand, representing a decrease of 61.6% compared to $1.8 million in the second quarter of 2017. As a percentage of total revenues, general and administrative expenses were 2.7% and 8.9% in the second quarter of 2018 and the same period 2017, respectively.

Loss from operations in the second quarter of 2018 was $76.6 million compared to a loss from operations of $5.5 million in the second quarter of 2017, which is attributable to an impairment loss of $73.8 million in the second quarter of 2018. Company continues to finalize the annual impairment test for goodwill and long-lived assets for the second half of 2018, including engaging an independent appraiser to the valuation process.

Net loss attributable to the Company in the second quarter of 2018 was $76.6 million compared to a net loss attributable to the Company of $5.1 million in the second quarter of 2017. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment loss, share-based compensation, and related provision for income tax benefits, was $2.7 million in the second quarter of 2018 compared to $3.1 million in the same period of 2017. For the quarters ended June 30, 2018 and June 30, 2017, the Company's weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,895,920 and 1,476,057,773, respectively.

As of June 30, 2018, the Company's cash and cash equivalents were $10.7 million, increasing 118.8% compared to $4.9 million as of December 31, 2017. Total shareholders' equity was $22.9 million as compared to $103.6 million at the end of 2017.

Non-GAAP Measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment loss, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment loss, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Luna Zhang
JMU Limited
zhangluna@ccjmu.com
Tel: +86 (021) 6015-1166, ext. 8904

Bill Zima
ICR Inc.
bill.zima@icrinc.com
Tel: +1(203)-682-8200

JMU LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	June 30, 2017	June 30, 2018

Related parties	7,121	2,645
Third parties	13,442	23,614
Total Revenues	20,563	26,259
Cost of revenues	(20,429)	(26,013)
Gross profit	134	246

Operating expenses:
Selling and marketing	(3,831)	(2,324)
General and administrative	(1,827)	(701)
Impairment loss	-	(73,817)
Total operating expenses	(5,658)	(76,842)
Loss from operations	(5,524)	(76,596)
Interest income	(40)	(311)
Other income, net	(27)	(98)
Loss before provision for income taxes	(5,591)	(77,005)
Income tax benefits	499	373
Net loss	(5,092)	(76,632)

Net loss per ordinary share
Basic	(0.00)	(0.05)
Diluted	(0.00)	(0.05)
Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,057,773	1,476,895,920
Diluted	1,476,057,773	1,476,895,920

JMU LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	Three Months Ended
	June 30, 2017	June 30, 2018

Net loss	(5,092)	(76,632)
Other comprehensive income/(loss)
Change in cumulative foreign currency translation adjustment	3,705	(5,459)
Comprehensive loss	(1,387)	(82,091)

JMU LIMITED
UNAUDITED CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2017	June 30, 2018
ASSETS:
Current assets:
Cash and cash equivalents	4,912	10,748
Accounts receivable, net	3,296	8,857
Inventories	539	902
Prepaid expenses and other current assets, net	2,246	1,642
Amounts due from related parties	3,063	5,158
Total current assets	14,056	27,307
Non-current assets:
Property and equipment, net	1,795	1,175
Acquired intangible assets, net	10,264	8,234
Investment	768	756
Goodwill	108,940	34,536
Deferred tax assets	157	123
Other non-current assets	162	120
Total non-current assets	122,086	44,944
TOTAL ASSETS	136,142	72,251
LIABILITIES AND SHAREHOLDER'S EQUITY:
Current liabilities:
Short-term bank borrowings	7,685	7,858
Accounts and notes payable	3,981	9,456
Accrued expenses and other current liabilities	9,292	8,053
Advance from customers	1,244	512
Amounts due to related parties	604	2,742
Total current liabilities	22,806	28,621
Non-current liabilities:
Other non-current liabilities	1,534	884
Deferred tax liabilities	2,565	2,059
Amount due to related parties	5,686	17,819
Total non-current liabilities	9,785	20,762
TOTAL LIABILITIES	32,591	49,383
Commitments and contingencies
Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	634,071	634,321
Accumulated deficit	(513,903)	(593,265)
Accumulated other comprehensive loss	(16,632)	(18,203)
Total shareholders' equity	103,551	22,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	136,142	72,251

JMU LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		Three Months Ended
		June 30, 2017	June 30, 2018
Loss from operations		5,524	76,596
Net loss attributable to JMU Ltd.		5,092	76,632

Amortization of acquired intangible assets	a	2,058	323
Provision for income tax benefits	b	(499)	(373)
Share-based compensation	c	408	123
Impairment loss	d	-	73,817

Non-GAAP loss from operation (a)(c)(d)		3,058	2,333
Non-GAAP net loss attributable to JMU Ltd.(a)(b)(c)(d)		3,125	2,742

Note:

(a) Adjustment to exclude amortization of acquired intangible assets

(b) Adjustment to exclude income tax benefits

(c) Adjustment to exclude share-based compensation

(d) Adjustment to exclude impairment loss